Filed by ION Acquisition Corp 2 Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ION Acquisition Corp 2 Ltd.

Commission File No.: 001-40048

This filing relates to the proposed merger involving ION Acquisition Corp. 2 Ltd. (“ION”) with Innovid, Inc. (“Innovid”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 24, 2021.

The following information was made available to certain Innovid suppliers on June 24, 2021:

When: June 24, 2021 7:45 a.m. ET

From: Zvika Netter (znetter@innovid.com)

To: [X Partner]

Subject: Today’s Innovid Announcement

Hi [First Name] -

I am proud to share that today, we have entered into an important transaction with Ion Acquisition Corp 2 Ltd. that will result in Innovid becoming a public company. Please see the attached press release for additional information about this important development.

This is the next major step for our company, which we expect will allow us to build on our leading market position and continue to provide the industry an open and transparent offering independent of the large technology walled-garden players who dominate many other parts of the digital world. I want to assure you that our focus, our day-to-day operations and, most importantly, our partnership with you, will remain steadfast. While today’s announcement is certainly a watershed moment, we remain completely focused on our business, and we know the critical role you play in it.

I would also like to advise that, given this news, there may be a heightened level of interest in, and scrutiny of, Innovid that can be used to form an opinion on our future performance. We ask that you please refrain from discussing the nature of our relationship or any financial terms or other proprietary information with outside parties.

We appreciate your partnership and continued cooperation – and look forward to sharing updates as appropriate during this process. Please contact me with any questions.

Zvika Netter

CEO and Co-Founder

Important Legal Information

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Innovid Inc. (“Innovid”) and Ion Acquisition Corp 2 Ltd. (“Ion”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Innovid and the markets in which it operates, and Innovid’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: Innovid’s ability to maintain and expand relationships with advertisers; the decrease and/or changes in CTV audience viewership behavior; the failure to make the right investment decisions or the failure to innovate and develop new solutions that are adopted by advertisers and/or partners; Innovid’s estimates of market opportunity, forecasts of market growth and projections of future financial performance; Innovid’s sales and marketing efforts requiring significant investments and long sales cycles; failure to manage growth effectively; the business combination not be satisfied on a timely basis or at all, and other risks and uncertainties indicated from time to time in the proxy statement/prospectus, including those under “Risk Factors” therein, and in Ion’s other filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innovid and Ion assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Innovid nor Ion gives any assurance that either Innovid or Ion will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Innovid and Ion. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Ion intends to file a registration statement on Form S-4 that will include a proxy statement of Ion and a prospectus of Ion. The proxy statement/prospectus will be sent to all Ion and Innovid stockholders. Ion also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Ion and Innovid are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ion through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Ion may be obtained, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Ion.

Participants in Solicitation

Ion and Innovid and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Ion’s stockholders in connection with the proposed transaction. Information about Ion’s directors and executive officers and their ownership of Ion’s securities is set forth in Ion’s filings with the SEC. To the extent that holdings of Ion’s securities have changed since the amounts printed in Ion’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/ prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.